Northwest Mills and Specialty Grains SPC (the "Company") a

Washington Corporation

Financial Statements

For the fiscal year ended December 31, 2025

Northwest Mills and Specialty Grains SPC 2025 Year End Balance Sheet Preliminary Report as of April 22, 2026	YE 2025
Current Assets	
Cash	$ 21,324,962
Restricted Cash	$ 1,243,423
A/R	$ 685,450
Total Inventory	$ 2,165,022
Prepaid Expenses	$ 299,144
Other Current Assets	$ 1,000
Total Current Assets	**$ 25,719,001**
Fixed Assets, Net	$ 1,302,249
Deferred Financing Costs	$ 6,577,065
Intangible Assets, Net	$ 8,764
Equipment Deposits & Construction in Process	$ 13,575,136
Equity Investment in Subsidiary	$ 1,445,964
Related Party Notes Receivable	$ 27,647,759
Right of Use Assets	$ 1,665,381
Other Assets	$ 53,781
Total Assets	**$ 77,995,100**
Current Liabilities	
A/P	$ 325,480
Accrued Liabilities	$ 883,754
Short Term Lease Liabilities	$ 190,799
Current Contract Liabilities (Deferred Revenue)	$ 217,901
Current Portion of Long Term Liabilities & Short Term Loan Facilities	$ 3,402,448
Total Current Liabilities	**$ 5,020,381**
	$ -
Long Term Liabilities	**$ 57,078,440**
Long Term Debt	$ 55,339,071
Long Term Lease Liabilities	$ 1,739,369
Total Shareholder Equity	**$ 15,896,279**
	$ -
Total Liabilities & Equity	**$ 77,995,100**

Northwest Mills and Specialty Grains SPC 2025 Full Year Income Statement Preliminary Report as of April 22, 2026	FY 2025
Gross Revenue	$ 7,339,066
COGS	$ 4,219,291
Gross Profit	$ 3,027,229
Marketing	$ 474,550
Sales	$ 341,581
Operations	$ 802,240
General, Admin & Management	$ 1,493,877
Finance & Accounting	$ 734,031
Total Operating Expenses	$ 3,846,278
Other Income & (Expense)	$ 349,554
Net Income	$ (469,496)
EBITDA	$ (98,108)

Northwest Mills and Specialty Grains SPC 2025 Year End Cash Flow Statement Preliminary Report as of April 22, 2026	YE 2025
Operating Cash Flow	$ (276,424)
Financing Cash Flow	$ 61,045,458
Beginning Cash	$ 2,007,932
Ending Cash	$ 21,324,962

Northwest Mills and Specialty Grains SPC
Statement of Changes in Equity

Statement of Changes in Stockholders' Equity

For the Year Ended December 31, 2025

Accounts	2025 (USD)
Opening Balance	2,627,045
Net Loss	(469,496)
Capital Contributions	61,045,458
Other Adjustments	(47,306,728)
Ending Balance	15,896,279

Northwest Mills and Specialty Grains SPC
Notes to the Financial Statements
For the fiscal year ended December 31, 2025
$USD

1. ORGANIZATION AND PURPOSE

Northwest Mills and Specialty Grains SPC (the "Company") is a corporation organized on August 18, 2018 under the laws of Washington.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A summary of the Company's significant accounting policies applied in the preparation of the accompanying financial statements follows:

a) Basis of Accounting

The Company prepares its financial statements on an accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America (GAAP). Under the accrual basis of accounting, revenues are recorded when earned and expenses are recorded at the time liabilities are incurred.

b) Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

c) Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

d) Legal Fees

Legal fees consist of legal services provided for the creation of the Company and equity financing.

e) Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

3. COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the Company is currently complying with all relevant laws and regulations.

4. SUBSEQUENT EVENT

The Company has evaluated events and transactions subsequent to the period. No events require recognition in the financial statements or disclosures of the Company per the definitions and requirements of ASC Section 855-10, Subsequent Events.